BRF S.A.
Publicly-Held Company with Authorized Capital
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 16, 2021

1. **Date, Time and Place:** Held on December 16, 2021, at 1:00 p.m., at Av. das Nações Unidas, n. 8501, 1st floor and also by videoconference.

2. **Summons and Presence:** The call notice requirement was waived under the terms of article 21, § 3º, of the Company´s Bylaws, in view of the presence of all members of the Company's Board of Directors: Mr. Pedro Pullen Parente, Mr. Augusto Marques da Cruz Filho, Mr. Dan Ioschpe, Ms. Flavia Buarque de Almeida, Mr. José Luiz Osório de Almeida Filho, Mr. Luiz Fernando Furlan, Mr. Ivandré Montiel da Silva, Mr. Roberto Rodrigues, Ms. Flavia Maria Bittencourt and Mr. Marcelo Feriozzi Bacci. Also attending the following chairman of the Company's Fiscal Council: Mr. Attílio Guaspari.

3. **Presiding Board:** Chairman: Mr. Pedro Pullen Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4. **Agenda:** Call notice of Extraordinary General Shareholders' Meeting ("EGM") for January 17, 2022, at 11:00 a.m., and materials and documents necessary for the analysis of the matters contained in the Agenda.

5. **Resolutions:** The Board Members approved, by unanimous vote of those present and without any restrictions, the drawing up of these minutes in summary form. After examining the matters on the agenda, the following issues were addressed, and the following resolutions were taken:

5.1 Call notice for the 2022 Extraordinary General Shareholders' Meeting and Related Documents: In accordance with the provisions of article 12 of the Bylaws, the members of the Board of Directors, by majority vote of those present, approved the call notice and the management proposal for the Extraordinary General Shareholders' Meeting to be held on January 17, 2022, at 11:00 a.m., with the resulting availability to the shareholders of the materials and documents necessary for the analysis of the matters included in the following agenda, under the terms of the applicable legislation and regulations: (i) to resolve on the proposal to amend the limit of authorization for capital increase, regardless of statutory reform, with the resulting amendment of article 7 and the consolidation of the Company's bylaws; (ii) to approve the Company's capital increase by means of a public offering for primary distribution, pursuant to CVM Instruction 476 of January 16, 2009 and other applicable regulations, of up to three hundred and twenty-five million (325,000,000) new common shares, registered and with no par value ("Shares"), including in the form of American Depositary Shares (ADS), represented by American Depositary Receipts (ADR) ("Capital Increase" and "Offering", respectively); (iii) to establish that, of the total value of the Offering: (a) five hundred million reais (R$ 500,000,000.00) shall be allocated to the capital stock; and (b) the remaining amount of the value of the Offering will be allocated to the formation of a capital reserve, in accordance with the provisions of article 182, paragraph 1, item 'a', of Law No. 6,404/1976 ("Brazilian Corporate Law"); (iv) to authorize, for all legal purposes and effects, the Company's management to perform all acts necessary and/or convenient to implement the Capital Increase and the Offering; (v) to authorize the Board of Directors, if the market conditions make the Capital Increase and the Offering not advisable, at its sole discretion, at any time, not to implement or cancel the Capital Increase and the Offering without the need for subsequent ratification by the Company's shareholders; and (vi) to authorize the Board of Directors to (a) establish the quantity of shares to be effectively issued (respecting the maximum

quantity *established by the EGM*), (b) approve the Share Price, and (c) homologate the Capital Increase.

It is hereby registered that the Board Members José Osório, Marcelo Bacci, Ivandré Montiel, Dan Ioschpe and Luiz Furlan presented votes against the convening of the EGM to decide on the capital increase. The casting vote necessary for the approval of the proposal was rendered by the Chairman of the Board of Directors, pursuant to Article 21, § 7º of the Company's Bylaws. Messrs. José Osório and Marcelo Bacci sent their respective votes in writing, which are duly filed at the Company's headquarters together with the presentation made by the Board of Officers regarding the proposed capital increase.

6. Documents Filed at the Company: The documents that supported the resolutions made by the members of the Board of Directors or that are related to information provided during the meeting are filed at the Company's headquarters.

7. Closure: There being no further business to discuss, the meeting was adjourned, and these Minutes were drawn up by electronic processing, which after being read and approved were signed by all Board Members present.

I certified that the above extract is a faithful transcription of an excerpt from the minutes drawn up in the Book of Minutes of the Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, December 16, 2021.

_______*cn _________________________________

Carlos Eduardo de Castro Neves

Secretário

FREE TRANSLATION

Carlos Neves

From: Jose Luiz Osorio Almeida Filho
Posted in: Thursday, December 16, 2021 4:54 p.m.
To: Carlos Neves
Subject: Proposal for Capital Increase - Board of Directors Meeting of 12/16/21

Carlos,

Here is my vote regarding the topic under discussion at today's meeting.

Please take appropriate action and **acknowledge receipt of this e-mail**.

Thank you.

I, José Luiz Osorio de Almeida Filho, declare my vote in the resolution of the Meeting of the Board of Directors of BRF ("Company"), held on 12/16/2021, in which I express my **opposition to the proposed capital increase**, according to the reasons below:

Since this is an everyday event in the life of companies, much has been written about capital increases, so that, in my understanding, it is possible to extract from the text below some of the reasons on which I base my disagreement with the Company's proposed capital increase. In this regard, I agree with the words of the author of the law project that became the Brazilian Corporate Law, Dr. José Luiz Bulhões Pedreira, who, when discussing the different forms of abuse of the power of control, clarifies the need to prove the convenience and opportunity of capital increases (both in its timing, amount and pricing), as a requirement for its legality:

> "*There is a widespread misconception that every capital increase is -- by definition -- in the company's interest because it increases the amount of its own resources; but every capital modification is, besides the financial fact of increasing the company's net worth, a reorganization of the rights -- both property and political -- of all shareholders.*
>
> *It is, therefore, one of the most severe events that can occur in the life of a company, since its effects are not limited to the financial aspects of modification of the amount of resources that the shareholders permanently bind to the company's assets, but include the restructuring of internal relations between the shareholders, with the possibility of profound changes in their property and political rights. In partnerships, changes of this nature are only allowed with the consensus of all partners. In the company, the modification of the capital stock may be decided by majority vote and imposed on minority and dissenting shareholders.*
>
> *Observation of the usual corporate practices confirms this opinion on the importance of capital increase:* ***the subscription of shares is always considered the last resource to be used and is limited to the minimum indispensable for corporate business.*** *This orientation reflects the acknowledgment*

that: (a) shareholders associate themselves in the company to earn income from the capital invested in the shares they acquire; (b) any change in the capital stock is a change in the social structure, a new sacrifice to be required of the shareholders, who, in the transaction, have their political position threatened, which compels a reexamination of the convenience of "re-contracting" the company; (c) the capitalization effort required from the shareholders is a burden that is not equally distributed among all of them, because it depends on the individual capacity to follow the capital increase; and (d) frequently the shareholder that does not subscribe the increase in proportion to the shares he/she owns suffers losses, because the reduction of his/her participation implies a loss of economic value."[1][1] (emphasis added) (this is a free translation from "Direito das Companhias", by Alfredo Lamy Filho, José Luiz Bulhões Pedreira)

Thus, the Company's capital increase proposed herein, of an expressive size if we consider its net worth, market cap, and current stock market quotation, and without a proven need/ destination in the short term for the funds intended to be raised, is not in line, in my opinion, with the best interests of the company, and for this reason I am voting against this resolution.

The Company's current moment requires a redoubled effort to reduce costs and increase productivity, which does not assume the injection of new resources, especially from the shareholders themselves.

I request this vote to be recorded in the minutes of this Board of Directors' Meeting, filed at the Company's headquarters, and **made immediately available to market agents who request it**.

Rio de Janeiro, December 16, 2021.

[2][1]Direito das companhias / coordenação Alfredo Lamy Filho, José Luiz Bulhões Pedreira. – 2. ed., atual. e ref. – Rio de Janeiro: Forense, 2017.

FREE TRANSLATION

Carlos Neves

From: Marcelo Bacci
Posted in: Thursday, December 16, 2021 6:03 p.m.
To: Carlos Neves
Cc: Marcelo Bacci
Subject: Manifestation of vote

Dear Carlos,

I hereby send you, Secretary of the Board of Directors of BRF S.A., my manifestation of vote against the proposal presented at today's meeting of this Board regarding the company's capital increase through a public offering of shares.

It is my understanding that:
- the company's leverage is under control and its liquidity position is very comfortable
- the timing is negative for our industry due to the macroeconomic scenario, which limits the company's short-term growth potential
- the company's liquidity position is very comfortable, which makes the refinancing risk very mitigated; the debt market conditions are still very favorable should we wish to increase liquidity further
- increasing capital in this situation raises the company's cost of capital and makes it even more challenging to find attractive growth projects
- the Executive Board did not present the quantification of this increase in the cost of capital or the dilution effect on the earnings per share of the current shareholders
- there is always the possibility, once a clear investment opportunity is identified, to start the capitalization process with this opportunity in mind, which would probably lead to a better pricing of the potential offer
- the potential accounting for deferred income tax is solely an accounting effect, which does not generate cash and does not even affect the company's already guaranteed and imprescriptible right to its use
- potentially reduce the company's tax shield brought on by loan transactions
- the Executive Board did not present a detailed plan for the use of the resources
- the current market value of our shares is at a historically low level, further increasing the dilutive potential of the offer
- the 2022 operating plan presented by the Executive Board and approved by the Board of Directors brings a series of cost containment and investment measures that are realistic and appropriate to the moment of the company and its markets, to the extent that it was approved without restrictions

Therefore, I understand that it is not in the best interest of the company to proceed with a capital increase that is, in my view, unnecessary.

I request this vote to be recorded in the minutes of today's Board of Directors Meeting, filed at the company's headquarters and made immediately available to market agents who request it.

Please acknowledge the receipt of this message.

Sincerely,

Marcelo Feriozzi Bacci
Member of the Board of Directors